

February 2, 2015

Via E-mail
Mr. Jon Pilarski
Chief Financial Officer
Skyline Corporation
2520 By-Pass Road
P.O. Box 743
Elkhart, IN 46515

> **Re:** **Skyline Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2014**
> **Filed August 22, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 29, 2014**
> **File No. 001-04714**

Dear Mr. Pilarski:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Retirement Benefits, page 15

1.   We note that you have entered into retirement benefit arrangements with your named executive officers and that you reference a Supplemental Retirement Benefits Plan. Please file such arrangements as exhibits to your future Exchange Act filings. See Item 601(b)(10)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Ernest Greene at (202) 551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief